December 23, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
Washington, D.C. 20549

Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Ibolya Ignat, Senior Staff Accountant
Keira Nakada, Senior Staff Accountant

Re:	AMAG Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 18, 2015
Form 10-Q for the Quarterly Period Ended September 30, 2015
Filed November 6, 2015
File No. 001-10865

Ladies and Gentlemen:

This letter is being furnished by AMAG Pharmaceuticals, Inc. (the “Company”) in response to comments contained in the letter dated December 2, 2015 (the “Letter”) from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Frank E. Thomas, President & Chief Operating Officer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014 that was filed with the Commission on February 18, 2015 (the “Form 10-K”) and the Company’s Form 10-Q for the Quarterly Period Ended September 30, 2015 that was filed with the Commission on November 6, 2015 (the “Form 10-Q”).

For reference purposes, the text of the Letter has been reproduced herein with responses below each numbered comment. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures made in the Form 10-K and Form 10-Q filings, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or Form 10-Q filing and it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Our response to the Letter is as follows:

Form 10-Q for the Quarterly Period Ended September 30, 2015

Notes to Condensed Consolidated Financial Statements

B.  Basis of Presentation and Summary of significant Accounting Policies

Revenue Recognition, page 10

1.              You indicate that you identified two deliverables contained in the revenue arrangement for the CBR Services and it appears that you consider these elements to be separate units of accounting.  Please tell us how you determined that the enrollment, including the provision of a collection kit and unit processing, is a separate unit accounting, apart from the first year of storage.  In this regard, please tell us whether the collection and processing services are sold by any vendor or whether the customer is able to sell the processed cord blood and tissue.  Refer to ASC 605-25-25-5a.

COMPANY RESPONSE 1:

The Company acknowledges the Staff’s comments and respectfully informs the Staff that it considered the guidance in Accounting Standards Codification (“ASC”) 605-25-25-5a to determine which elements of the CBR Services had value on a standalone basis to the customers of Cbr Systems, Inc. (“CBR”) and therefore should be considered separate units of accounting. Based on our review, we identified two deliverables contained in the revenue arrangement for the CBR Services, which include (i) enrollment, including the provision of a collection kit and cord blood and cord tissue unit processing, which are delivered at the beginning of the relationship (the “processing services”), with revenue for this deliverable recognized after the collection and successful processing of the cord blood and cord tissue; and (ii) the storage of newborn cord blood and cord tissue units (the “storage services”), with revenue for this deliverable recognized ratably over the applicable storage period. To provide context for this determination, we wish to provide the following background information.

Per the terms of the Client Service Agreement between CBR and the customer, the newborn cord blood and cord tissue units that CBR processes and stores are owned by the newborn child and controlled by the customer on behalf of the child. As such, in order to assess whether the processing services and storage services have standalone value, we looked first to whether the processing services can be provided by a vendor other than CBR. There are at least five other cord blood banks that also offer similar newborn cord blood and cord tissue processing services and/or storage services. There is no contractual or other ongoing requirement that customers who obtain processing services from CBR store their cord blood and cord tissue units at CBR. Once processing services are complete, the cord blood and cord tissue units are ready to be stored or retrieved by the customer. Storage services, including storage during the first year, are considered separate and distinct services from processing services, each of which has a separate list price at CBR and other cord blood banks. As long as the customer’s account is in good standing, the customer has the right to terminate the CBR storage relationship at any time and instruct CBR how to dispose of the cord blood and cord tissue units, which include sending the units to another cord blood bank. Similarly, customers whose cord blood and cord tissue units were processed by other cord blood banks can obtain storage services from CBR.

To date, CBR has had several instances where cord blood samples processed at another cord blood bank were transferred to CBR for storage. We therefore concluded that (i) because there are other vendors that provide processing services and storage services, and (ii) the customer can obtain processing services from one vendor and storage services from a different vendor at separately stated list prices, the processing services and the storage services, including the first year storage, each have standalone value to the customer, and therefore represent separate deliverables per ASC 605-25-25-5(a) which states:

“The delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone basis if they are sold separately by any vendor (emphasis added) or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).”

In response to the Staff’s question as to whether the customer is able to sell the processed cord blood and cord tissue units, we respectfully submit that given the nature of the items, The National Organ Transplant Act [Public Law 98-507] prevents the sale of human organs and tissues in the United States. Accordingly, although this is the newborn child’s asset, and the customer has immediate access to the asset and can move the asset after processing, we do not believe the customer is legally able to sell the cord blood and cord tissue. However, we note that ASC 605-25-25-5(a) does not require the cord blood and cord tissue to be saleable by the customer in order to meet the requirement for standalone value.

2.              Please describe for us the guarantee you offer for the quality of the cord blood stem cells and how you account for the guarantee, including your basis for estimating the guarantee. Cite the relevant authoritative literature.

COMPANY RESPONSE 2:

The Company acknowledges the Staff’s comments and respectfully informs the Staff that as part of CBR’s commitment to quality, CBR provides a Quality Service Guarantee (the “Guarantee”) in the event that the cord blood stem cells are used in hematopoietic reconstitution for the donor or a first- or second-degree genetic relative and fail to engraft, subject to various restrictions. Under the terms of the Guarantee, CBR will refund all service fees paid to CBR by the customer and pay the customer an additional $50,000 if the newborn’s stem cells are used in a qualified transplantation, the cells fail to engraft and the failed transplant meets the requirements for payment under the Guarantee. The Guarantee is intended to provide a benefit to qualified clients who use their newborn stem cells in transplant procedures to treat certain blood disorders, cancers, and genetic diseases. In these procedures, patients receive chemotherapy and/or radiation as a pre-treatment to destroy the transplant recipient’s blood and immune system in preparation to receive the stem cell transplant. After transplantation (which is performed via an intravenous injection of the stem cells), the cells travel to the recipient’s bone marrow and after a period of time start making new blood and immune cells. This is known as hematopoietic (blood and immune system) reconstitution and the measurement of when certain hematopoietic cells are being made/regenerating is called engraftment. Failure to engraft is a potential complication of a stem cell transplant procedure and can cause the recipient to be at risk for opportunistic infections and other complications post-transplantation if they do not have a functioning blood and immune system. Engraftment is measured by performing daily blood cell counts. A transplant recipient’s absolute neutrophil count must be at least 500 for three (3) consecutive days to say that engraftment has occurred.

Among other restrictions, the Guarantee is only available to clients whose stem cells are collected with a CBR CellAdvantage® Collection Kit and processed, cryopreserved and stored by CBR. In CBR’s 23-year history, CBR has had a total of 350 confirmed uses of CBR stem cell units. Of those used, 79 were for transplant medicine procedures, some of which relate to stem cells processed and stored in connection with the Newborn Possibilities Program (a program offered for families with a qualifying medical need), and 271 were used in regenerative medicine procedures. Stem cell uses related to the Newborn Possibilities Program and the regenerative medicine procedures are not eligible for the Guarantee. To date, CBR has not experienced any claims under the Guarantee program and, therefore, has not paid out any monies in connection with the Guarantee. Further, we do not maintain insurance for the Guarantee program.

On August 17, 2015, AMAG acquired CBR, which was accounted for as a business combination. For Guarantees issued after the acquisition date, the Company accounts for the Guarantees issued by CBR per the guidance in ASC 460, Guarantees (“ASC 460”). The Company has determined that because the Guarantee does not solely guarantee CBR’s own future performance, it is not subject to the exception within ASC 460-10-15-7(i). In addition, we believe that the Guarantee is not a product or service warranty within ASC 460-10-15-8 since the trigger for payment of the Guarantee, subject to meeting all of the requirements stipulated in the Guarantee, is a failed engraftment, which we believe is beyond our control. The Guarantee does not cover any product we sell and while the Company performs services and procedures prior to release of the cord blood units to be used for transplantation, which measures are designed to improve the potential success for engraftment of the stem cells within the patient, there are other risks and factors that are unrelated to the Company’s services and procedures, which the Company is unable to mitigate. Since the potential for failed engraftment of the stem cells is not directly related to the provision of the Company’s services and procedures, we believe that we are guaranteeing something that is outside the Company’s control and have therefore concluded that the Guarantee is not a product or service warranty. Since the Guarantee is neither a product nor service warranty, the Company has determined that the initial recognition and measurement provisions within ASC 460-10-30-2 (b) would apply and accordingly, any liability related to the Guarantee should be recognized at the inception of the Guarantee based on an estimate of the Guarantee’s fair value. As noted above, AMAG acquired CBR in August 2015 and accounted for the acquisition as a business combination. As a result, AMAG accounts for the Guarantees assumed for transactions prior to the acquisition of CBR at their fair value as of the acquisition date per ASC 805, Business Combinations.

In order to determine the fair value of the Guarantee liability assumed on the acquisition date and the fair value of any liability post acquisition, the Company multiplied the number of claims that could be expected to be potentially paid under the Guarantee by an estimated pay-out amount per claim. We determined the number of claims that could be expected to be potentially paid by considering the following factors:

(i)     The number of cord blood units stored by CBR that are eligible for the Guarantee;

(ii)    Incidence rates of children estimated to have a condition for which a stem cell transplant is an available treatment, which was based on independently published data; and

(iii)   The historical usage and failure rates for engraftment within a transplantation procedure experienced by us and other private and public cord blood banks based on independently published data. We considered CBR’s historical usage and failure rates and CBR’s internal controls over the release of stem cells for transplantations.

We then multiplied the number of claims that could be expected to be potentially paid by the $50,000 guarantee payment plus an estimate of the related services fees paid by the customer (which represents the total amount that would be paid out to a customer under the Guarantee), which provided the Company with an undiscounted estimate of the amount of total potential payments that could be expected under this guarantee program. We calculated the present value of these potential future payments over various estimated time periods. Based on the net present value calculation, we concluded that the fair value of any potential liability arising under the Guarantee was not material. We considered the disclosure required by ASC 460 and concluded that since the guarantee liability was not material to the consolidated financial statements as of September 30, 2015, the related disclosures were also considered not material and accordingly, were omitted. We will continue to reassess the materiality of any potential liability for our guarantee program and the related disclosures and should they become material, we will include disclosures in the financial statement notes as required by ASC 460-10-50-4 in future filings.

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If you require additional information, please telephone the undersigned at (617) 498-3377.

Sincerely,

/s/ Frank E. Thomas
Frank E. Thomas
President & Chief Operating Officer

cc:	Joseph D. Vittiglio, AMAG Pharmaceuticals, Inc.
Ettore A. Santucci, Goodwin Procter LLP
Jacqueline Mercier, Goodwin Procter LLP